Uptown Network, LLC. (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Uptown Network, LLC.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter - Departure from GAAP
The entity has stock warrants that were vesting during the period under review. However, the associated equity-based compensation expense in accordance with ASC 718 was not reflected in the financials resulting in an unknown understatement of expenses.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 7, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	62,805	124,037
Accounts Receivable	85,255	52,236
Prepaid Expenses	17,442	44,870
Inventory	6,163	5,913
Total Current Assets	171,665	227,056
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	11,182	10,604
Intangible Assets: Patents	105,749	117,981
Other Assets		
Total Non-Current Assets	116,930	128,585
TOTAL ASSETS	288,595	355,641
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	18,594	7,470
Royalty Notes	162,513	-
Accrued Vacation	-	13,507
Deferred Revenue	18,475	9,879
Total Current Liabilities	199,581	30,856
Long-term Liabilities		
SBA Loan	10,000	-
PPP Loan	164,000	-
Line of Credit	250,000	250,000
Total Long-Term Liabilities	424,000	250,000
TOTAL LIABILITIES	623,581	280,856
EQUITY		
SERIES B PREFERRED	6,522,720	6,522,720
SERIES C PREFERRED	2,038,318	2,038,318
SERIES D PREFERRED	1,442,331	1,261,894
Accumulated Deficit	(10,338,355)	(9,748,147)
Total Equity	(334,986)	74,785
TOTAL LIABILITIES AND EQUITY	288,595	355,641

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	1,030,569	900,573
Cost of Sales	318,833	408,370
Gross Profit	711,736	492,203
Operating Expenses		
Advertising and Marketing	164,723	110,204
Selling and Business Development	124,051	275,016
General and Administrative	692,033	874,227
Research and Development	292,975	339,479
Depreciation	4,703	9,432
Amortization	12,782	12,782
Total Operating Expenses	1,291,267	1,621,140
Operating Income (loss)	(579,530)	(1,128,937)
Other Income		
Interest Income	11	83
Other	-	26,838
Total Other Income	11	26,920
Other Expense		
Interest Expense	10,549	13,901
Other	141	139
Total Other Expense	10,690	14,041
Provision for Income Tax	-	-
Net Income (loss)	(590,209)	(1,116,058)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(590,209)	(1,116,058)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,703	4,071
Amortization	12,782	12,782
Accounts Payable	9,920	(40,044)
Accrued Liabilities	(9,790)	(7,051)
Inventory	(250)	(6,079)
Accounts Receivable	(33,019)	(464)
Prepaids	27,428	(17,156)
Deferred Revenue	8,596	2,572
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	20,370	(51,369)
Net Cash provided by (used in) Operating Activities	(569,839)	(1,167,427)
INVESTING ACTIVITIES		
Equipment Purchases	(5,830)	(18,024)
Security Deposits	-	2,149
Net Cash provided by (used by) Investing Activities	(5,830)	(15,875)
FINANCING ACTIVITIES		
Series Preferred Financing	514,437	984,111
Net Cash provided by (used in) Financing Activities	514,437	984,111
Cash at the beginning of period	124,037	323,227
Net Cash increase (decrease) for period	(61,233)	(199,191)
Cash at end of period	62,804	124,037

Statement of Changes in Member Equity

	Member Preferred Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	8,937,783	-	(8,731,052)	206,731
Capital Contributions	984,111	-	-	984,111
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(1,116,058)	(1,116,058)
Ending Balance 12/31/2019	9,921,894	-	(9,847,109)	74,785
Capital Contributions	180,437	-	-	180,437
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(590,209)	(590,209)
Prior Period Adjustment	-	-	-	-
Ending Balance 12/31/2020	10,102,331	-	(10,437,319)	(334,988)

Uptown Network, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Uptown Network, LLC ("the Company") was formed in Florida on April 25th, 2011, formerly known as Hospitality Social, LLC. The company earns revenue via the sale of a cloud-based restaurant management system and peripheral hardware that integrates sales, marketing, and the guest experience through digital menus.

The company will conduct a crowdfunding campaign under regulation CF in 2021to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

Subscription Revenue - The Company's primary performance obligation is to its customers is to maintain reasonable uptime so that customers can access our platform. At times the company will receive prepaid subscription deposits for service terms that extend several months. The company records revenue over the subscription period and has deferred revenue of $18k and $10k for cash received for subscription terms that have not expired as of 2020 and 2019 respectively.

Hardware Lease Revenue – The company leases hardware, often iPads, to restaurants so that they can use them as menus and other sales management needs. The company's performance obligation is to provide this hardware and recognizes revenue on a monthly basis as the hardware is made available to customers.

Disaggregated Revenue Sources		
Revenue Source	**2020**	**2019**
Subscription Revenue	584,641	459,102
Hardware Lease Revenue	330,619	318,881
Other - Support, set up	115,310	122,590
Total	1,030,569	900,573

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The company has no allowance for receivables as of 2019 or 2020.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is an LLC that has elected to be taxed as a C Corporation and is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Royalty Notes - The company has entered into several royalty note agreements totaling $160k at 10% annual interest. Payments are due on a quarterly basis until the principal and interest is repaid or 300% of the face amount. Interest of $2.5k was accrued as of December 31st, 2020

PPP Loan* – The company obtained loans under the paycheck protection program accruing interest at 1%. The loan has since been forgiven as of the date of these financials.

SBA Loan* – The company obtained Economic Injury Disaster advances from the Small Business Administration. The amounts are expected to be forgiven in full.

Line of Credit** – The company has outstanding $250k on a revolving line of credit with a variable rate of 1% less than prime.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	250,000
2022	160,000
2023	-
2024	-
2025	-
Thereafter	-

*** The amount is expected to be forgiven in full and is not reflected in the schedule of debt maturities**
**** This is a revolving line of credit balance that renews on an annual basis**

NOTE 6 – EQUITY

The company is a multimember managed LLC with 3 classes of interests: common units, profits units, and preferred units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 7, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and

stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.